Exhibit (a)(5)

For CVS Caremark:

Media Contact:	Investor Contact:
Eileen Howard Dunn	Nancy Christal
Senior Vice President	Senior Vice President
Corporate Communications	Investor Relations
(401) 770-4561	(914) 722-4704

For Longs Drug Stores:

Andrea Calise/Melissa Sheer

Kekst and Company

(212) 521-4845 or (212) 521-4839

CVS Caremark and Longs Drugs Stores Announce Expiration of Hart-Scott-Rodino

Waiting Period for Acquisition of Longs Drug Stores

Woonsocket, RI (September 8, 2008) – CVS Caremark (NYSE: CVS) and Longs Drugs Stores Corporation (NYSE: LDG) announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 relating to CVS Caremark’s pending tender offer for the outstanding shares of Longs Drug Stores expired at 11:59 p.m. on September 5, 2008, thereby satisfying a condition to the closing of the transaction.

About CVS Caremark

CVS Caremark is the largest provider of prescriptions in the nation. The Company fills or manages more than 1 billion prescriptions annually. Through its unmatched breadth of service offerings, CVS Caremark is transforming the delivery of health care services in the U.S. The Company is uniquely positioned to effectively manage costs and improve health care outcomes through its more than 6,300 CVS/pharmacy stores; its Caremark Pharmacy Services division (pharmacy benefit management, mail order and specialty pharmacy); its retail-based health clinic subsidiary, MinuteClinic; and its online pharmacy, CVS.com. General information about CVS Caremark is available through the Investor Relations portion of the Company’s Web site, at www.cvscaremark.com/investors, as well as through the press room portion of the Company’s Web site, at www.cvscaremark.com/pressroom.

About Longs Drug Stores

Headquartered in Walnut Creek, California, Longs Drug Stores is one of the most recognized retail drug store chains on the West Coast and in Hawaii. The Company operates 521 retail pharmacies and offers a wide assortment of merchandise focusing on health, wellness, beauty and convenience. Longs also provides pharmacy benefit management services and Medicare beneficiary prescription drug plans through its wholly-owned subsidiary, RxAmerica, LLC. Additional information about Longs and its services is available at http://www.longs.com and more information about RxAmerica is available at http://www.rxamerica.com.

Additional Information and Where to Find it

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Longs’ common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) filed by CVS Caremark with the Securities and Exchange Commission (SEC) on August 18, 2008. Longs filed a solicitation/recommendation statement with respect to the tender offer on Schedule 14D-9 on August 18, 2008. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer and Longs’ Board of Directors recommendation of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and stockholders can obtain a free copy of these materials and other documents filed by CVS Caremark or Longs with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer materials may also be obtained for free by contacting the information agent for the tender offer, Morrow & Co., at (203) 658-9400 or (877) 366-1576 (toll-free). The solicitation/recommendation statement and related materials may also be obtained for free by contacting (925) 979-3979.

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